UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         FALCON RIDGE DEVELOPMENT, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   306076 10 0
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 20, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                              New World Development
                            5901 J. Wyoming N.E. #307
                          Albuquerque, New Mexico 87109
                          Attention: Steve C. Schumann
                                 (505) 822-1415

                                Steve C. Schumann
                            5901 J. Wyoming N.E. #307
                          Albuquerque, New Mexico 87109
                                 (505) 822-1415
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D
CUSIP No. 306076 10 0                                                    Page  2
---------------------                                                    -------



________________________________________________________________________________

1    NAME OF REPORTING PERSONS

     New World Development, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     N/A
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________

3    SEC USE ONLY


________________________________________________________________________________

4    SOURCE OF FUNDS*

     SC

________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Mexico

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         20,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000,000

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.6%

________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 306076 10 0                                                    Page  3
---------------------                                                    -------

________________________________________________________________________________

1    NAME OF REPORTING PERSONS

     Steve C. Schumann

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     N/A
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________

3    SEC USE ONLY


________________________________________________________________________________

4    SOURCE OF FUNDS*

     SC

________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         20,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000,000

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.6%

________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 306076 10 0                                                    Page  4
---------------------                                                    -------

Item 1. Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, $0.001 par value (the "Common Stock"), of Falcon Ridge Development, Inc., a Nevada corporation (the "Company"), formerly known as "PocketSpec Technologies, Inc." The address of the principal executive office of the Company is 5111 Juan Tabo Boulevard, Albuquerque, New Mexico 87111.

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) New World Development, Inc., a New Mexico corporation, and (2) Steve C. Schumann, an individual (collectively, the "Reporting Persons"). Mr. Schumann owns 100% of New World Development, Inc.

New World Development, Inc. is a corporation organized under the laws of New Mexico. The principal business of New World Development is to act as a private investment company. The principal business address of New World Development, Inc. is 5901 J. Wyoming N.E. #307, Albuquerque, New Mexico 87109. New World Development, Inc. has not been convicted in a criminal proceeding in the last five years. New World Development, Inc. has not been a party to a civil proceeding in the last five years.

(a) Steve C. Schumann is the sole shareholder of New World Development, Inc.

(b) The business address of Mr. Schumann is 5901 J. Wyoming N.E. #307, Albuquerque, New Mexico 87109.

(c) Mr. Schumann's present occupation is developer.

(d) Mr. Schumann has not been convicted in a criminal proceeding in the last five years.

(e) Mr. Schumann has not been a party to a civil proceeding in the last five years.

(f) Mr. Schumann is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock was acquired as consideration in an Agreement and Plan of Reorganization between PocketSpec Technologies, Inc. and Sierra Norte, LLC. New World Development, Inc. was an owner of Sierra Norte, LLC. The surviving entity, PocketSpec Technologies, Inc., re-incorporated in Nevada and changed its name to Falcon Ridge Development, Inc. on or about July 6, 2005, as well. The consideration used to acquire the Common Stock was a limited liability company interest of New World Development, Inc.


Item 4. Purpose of the Transaction.

The purpose of the transaction between PocketSpec Technologies, Inc. and Sierra Norte, LLC was to facilitate a reverse acquisition of PocketSpec Technologies, Inc. by the owners of Sierra Norte, LLC. The acquisition was made for investment purposes.

                                  SCHEDULE 13D
CUSIP No. 306076 10 0                                                    Page  5
---------------------                                                    -------

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 20,000,000 shares of the Common Stock, which constitute approximately 14.6% of the outstanding shares of the Common Stock, based on 137,265,372 shares of the Common Stock outstanding as of May 27, 2005, according to the Company's Information Statement pursuant to Section 14F-1 of the Exchange Act, filed with the Commission on May, 26, 2005, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("Rule 13d-3").

(b) New World Development, Inc. and Steve C. Schumann have sole voting power and sole dispositive power with respect to 20,000,000 shares of Common Stock held of record by New World Development, Inc. because Mr. Schumann is the sole shareholder of New World Development, Inc.

(c) On May 20, 2005, PocketSpec Technologies, Inc. and Sierra Norte, LLC effected an Agreement and Plan of Reorganization, whereby PocketSpec Technologies, Inc. acquired all of the outstanding limited liability company interests of Sierra Norte, LLC. The acquisition was a stock for limited liability company interest acquisition in which the members of Sierra Norte, LLC acquired an aggregate of 100,000,000 shares of Common Stock.

(d) Mr. Schumann, as sole shareholder of New World Development, Inc., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held of record by New World Development, Inc.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, agreements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7. Material to be filed as Exhibits.

Exhibit 2. PocketSpec Technologies, Inc. and Sierra Norte, LLC Agreement and Plan of Reorganization, dated May 20, 2005.

                                  SCHEDULE 13D
CUSIP No. 306076 10 0                                                    Page  6
---------------------                                                    -------



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2006


                                                    NEW WORLD DEVELOPMENT, INC.

                                                    By: /s/ Steve C. Schumann
                                                        ------------------------
                                                    Name: Steve C. Schumann
                                                    Title: President


                                                    STEVE C. SCHUMANN

                                                    By: /s/ Steve C. Schumann
                                                        ------------------------
                                                    Name: Steve C. Schumann